Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com

Writer’s cell: (206) 412-6868

August 18, 2015

VIA EDGAR

Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	First American Group Inc. (the “Company”) Form 8-K Filed June 30, 2015 File No. 000-54768

Dear Mr. Spirgel:

On behalf our client, the Company, I confirm that yesterday, August 17, 2015, I spoke with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the timing of when the Company expects to file a response to the Staff letter to the Company dated July 2, 2015. I confirm that the Company’s independent registered public accounting firm has informed the Company that it expects to have information to the Company in order for the Company to respond to the Staff’s letter by about Friday, August 28, 2015. Therefore, the Company expects to respond to the Staff’s letter by about August 31, 2015.

Please contact the undersigned if you have further comments or questions.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo